Exhibit 8.1

List of TORM plc Subsidiaries

Jurisdiction of Incorporation
Name of Subsidiary	or Organization
TORM A/S	Denmark
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore
OCM Singapore Njord Holdings St. Michaelis, Pte. Ltd	Singapore
OCM Singapore Njord Holdings St. Gabriel, Pte. Ltd	Singapore
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore
OMI Holding Ltd.	Mauritius
TORM Crewing Service Ltd.	Bermuda
TORM Shipping India Private Limited	India
TORM Singapore Pte. Ltd.	Singapore
TORM USA LLC	United States
VesselCo 8 Pte. Ltd.	Singapore
VesselCo 9 Pte. Ltd.	Singapore
VesselCo 10 Pte. Ltd.	Singapore
VesselCo 11 Pte. Ltd.	Singapore
VesselCo 12 Pte. Ltd.	Singapore